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                                                                SEC FILE NUMBER:
                                                                   0-21139


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)         [X]  Form 10-K[ ]  Form 20-F [ ]  Form 11-K[ ]  Form 10-Q
                    [ ]  Form 10-D[ ]  Form N-SAR[ ]  Form N-CSR

 For Period Ended:  December 31, 2006


         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE SECURITIES AND EXCHANGE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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         PART I -- REGISTRANT INFORMATION

                          DURA AUTOMOTIVE SYSTEMS, INC.

                             Full Name of Registrant

                                 NOT APPLICABLE

                            Former Name if Applicable

                               2791 RESEARCH DRIVE

            Address of Principal Executive Office (Street and Number)

                         ROCHESTER HILLS, MICHIGAN 48309

                            City, State and Zip Code

         PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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         PART III -- NARRATIVE

         Dura Automotive Systems, Inc. (the "Company") has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K") by March 31, 2007, without unreasonable effort and expense. On October 30, 2006, the Company and its domestic and Canadian subsidiaries (collectively, the "Debtors"), filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking reorganization relief under the provisions of chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (Consolidated Case No. 06-11202) (collectively, the "Cases").

         American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), which is applicable to companies in chapter 11, generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations. The balance sheet must distinguish prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash provided or used by reorganization items must be disclosed separately in the statements of cash flows. The Company adopted SOP 90-7 effective on October 30, 2006, and is currently working on segregating those items as outlined above for all reporting periods subsequent to such date.

         The completion of financial statements and disclosures required for companies in chapter 11 and our assessment of internal controls over financial reporting have delayed the Company's completion of the financial and other information to be included in the 2006 Form 10-K. The Company is working diligently to finalize its financial statements for the year ended December 31, 2006, and is still providing Deloitte & Touche LLP ("D&T") with the information necessary to complete the audit of the Company's consolidated financial statements.

         D&T has informed the Company's Audit Committee that its report on the Company's consolidated financial statements will include an explanatory paragraph indicating that substantial doubt exists as to the Company's ability to continue as a going concern. The Company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.

         Forward-Looking Statements

         This Notification, including the attachment being filed as part of this Notification, as well as other statements made by the Company may contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Company's current views with respect to current events and financial


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performance. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of the debtor-in-possession facility; the Company's ability to obtain Court approval with respect to motions in the chapter 11 cases prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the chapter 11 cases; risks associated with third parties seeking and obtaining Court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a chapter 11 trustee or to convert the cases to chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company's ability to maintain contracts that are critical to its operations; the potential adverse impact of the chapter 11 cases on the Company's liquidity or results of operations; the ability of the Company to fund and execute its business plan and to do so in a timely manner; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of its unionized employees and the ability of the Company to attract and retain customers. Additional factors that could affect future results are identified in the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC including the risk factors in Part I. Item 1A. Risk Factors, contained therein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

         Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company's various prepetition liabilities, common stock and/or other equity securities. Additionally, no assurance can be given as to what values, if any, will be ascribed in the bankruptcy cases to each of these constituencies. A plan of reorganization is likely to result in holders of the Company's common stock receiving no distribution on account of their interest and cancellation of their interests.


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         PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

             DAVID L. HARBERT,                      248             299-7509
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

--------------------------------------------------------------------------------
                  (Name)                       (Area Code)    (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes [X]     No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]     No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see attached explanation.

         DURA AUTOMOTIVE SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 28, 2007                By:  /s/ David L. Harbert
                                           -------------------------------------
                                           David L. Harbert
                                           Vice President and Chief Financial
                                           Officer


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         EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12b-25

         Significant Changes in Results of Operations

         The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the year ended December 31, 2006, will reflect significant changes from its results of operations for the year ended December 31, 2005. The results of operations that the Company will include in the 2006 Form 10-K are still being finalized by management and audited by D&T, and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.

         The Company expects to report a substantial net loss for the year ended December 31, 2006, compared to net income of $1,814 million for 2005. The net loss for 2006 is resulting from lower revenues, lower recovery of increased raw material costs than in prior years, and will include charges for facilities consolidation, asset impairments, restructuring and reorganization. The revenue decline resulted primarily from reduced demand for our major customers' automobile platforms, lack of requirements by the Federal Emergency Management Agency for temporary housing units for hurricane victims, industry pricing pressures, and the loss of a major seat track program where the customer has insourced the production to utilize their capacity. In 2006, we were not as successful as in 2005 in passing along to our customers the increased raw material costs we incurred. In connection with our ongoing restructuring plans we have incurred increased cost compared to 2005. The decline in business and the overall industry conditions have caused us in 2006 to impair a significant amount of our goodwill, to provide a valuation allowance against our U.S. deferred tax assets recorded in prior years, and to impair certain property, plant and equipment. We have also incurred in 2006 a significant amount of professional fees and debt termination charges associated with our reorganization.

         For the nine months ended October 1, 2006, the Company reported net sales of $1,607 million and a net loss of $833 million compared to net sales of $1,740 million and a net loss of $8 million for the nine month period ended October 2, 2005.

         As a result of the general industry decline, our business in particular, and our filing for bankruptcy protection on October 30, 2006, our liquidity has been severely impacted in 2006 compared to December 31, 2005.


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